EXHIBIT 21



                         LIST OF SUBSIDIARIES


     The Partnership is a partner of Sunrise Brownsville Associates, Ltd., a limited partnership which holds title to the Sunrise Mall in Brownsville, Texas. The seller of the property is a partner in the joint venture. The Partnership is a partner of Holly Pond Associates, a limited partnership which holds title to the Holly Pond Office Center in Stamford, Connecticut. The seller of the property is a partner in the joint venture. The Partnership is a partner of Garret Mountain Office Center Associates I, a general partnership which holds title to the Garret Mountain Office Center in West Paterson, New Jersey. An affiliate of the seller of the property is a partner in the joint venture. The Partnership is a partner of DMC-Silvermine Apartments Limited, a limited partnership which holds title to the Silvermine Apartments in Victoria, Texas. The developer of the property is a partner in the joint venture. The Partnership is a partner of Greenway Associates, a general partnership which is a partner in Greenway Tower Joint Venture, a general partnership which holds title to the Greenway Towers Office Building in Dallas, Texas. The Partnership is a partner of Carlyle Seattle Associates, a general partnership which is a partner of Wright-Carlyle Seattle, a general partnership which holds title to the First Interstate Center office building in Seattle, Washington. The developer of the property is a partner of Wright-Carlyle Seattle. Reference is made to Note 3 for a description of the terms of such joint venture partnerships.